UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Commission File Number: 000-52326

HARD CREEK NICKEL CORP
(Translation of registrant's name into English)

1060-1090 West Georgia Street, Vancouver, BC Canada V6E 3V7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Condensed Consolidated Interim Financial Statements Three Months Ended March 31, 2013

99.2	Management Discussion and Analysis

99.3	Certification of Interim Filings - CEO

99.4	Certification of Interim Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hard Creek Nickel Corporation
(Registrant)

Date: May 8, 2013	By:	/s/ Mark Jarvis
Mark Jarvis
	Title:	President and CEO